

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

October 21, 2016

Aldo Piscitello
Chief Executive Officer
BorrowMoney.com, Inc.
9935 Shore Road Unit 6-C
Brooklyn, New York 11209

> **Re:** **BorrowMoney.com, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed September 27, 2016**
> **File No. 333-208854**

Dear Mr. Piscitello:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 29, 2016 letter.

General

1.   We have reviewed your response to prior comment 1 and continue to believe that you are a shell company as defined in Rule 405. In this regard, we note that you currently have no material agreements with any lenders, though you describe securing licensed, qualified lenders as the first step in your business plan. Further, the amount and nature of the expenses incurred to develop your proprietary platform and software are unclear. Without further information, the business related activities you have described do not support the conclusion that your company is not a shell company. If you have additional information that you believe disqualifies your company from being a shell company, please provide it to us. Otherwise, please revise your filing to disclose that you are a shell company and further disclose the consequences of such status, such as the restrictions on the transferability of your equity interests and the unavailability of Rule 144.

2. In your response to prior comment 1, the number of offices and employees you indicated is not consistent with the disclosure in your registration statement. Please reconcile and discuss the business operations of each office, if material.

3. We note your response to prior comment 2. Please confirm that there have been no sales of common equity securities of any of your predecessor entities pursuant to an effective registration statement under the Securities Act of 1933 that occurred on or before December 8, 2011.

Prospectus Summary

Our Company, page 3

4. We note your revisions in response to prior comment 7; however, your disclosure regarding who your customers are and the extent of your current business activities remains unclear. In this regard, there are instances where you appear to suggest that the consumer applicants are, or would be, your customers. Please include a prominent and clear statement indicating that your customers will be the lenders who join your network and that you currently have no lenders in your network and therefore no customers. Additionally, clearly state that the individual consumers that inquire about, and apply for loans through your network are not your customers. Please make corresponding revisions in the Business section.

Executive Compensation, page 53

5. Please provide the information required by Item 402 of Regulation S-K for your fiscal year ended August 31, 2016. For guidance, please refer to Question 117.05 of our Regulation S-K Compliance and Disclosure Interpretations.

Transactions with Related Persons, Promoters and Certain Control Persons, page 54

6. We note your response to prior comment 19. Please disclose the interest rate of the loan from your president and update the information in this section to include all related party transactions since the beginning of the last fiscal year rather than those transactions that occurred as of May 31, 2016.

7. Please file the agreements underlying the loan from your president and the web design work provided by E-Wiz Solutions, LLC as exhibits to your registration statement pursuant to Item 601(b)(10)(ii)(A) of Regulation S-K. To the extent either of these is an oral agreement, please file a written description of the oral contract as an exhibit. For guidance, refer to Question 146.04 of our Regulation S-K Compliance and Disclosure Interpretations, available on our website.

Financials

Notes to the Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies

Basis of presentation, page 41

8.   You disclose that you changed your fiscal year to August 31 in conjunction with the April 2015 merger. However, Section 7.1 of the Bylaws included as Exhibit 3.6 indicates that your fiscal year end is the last day of December. Please explain or revise to include audited financial statements for the fiscal year ended December 31, 2015 pursuant to Rule 8-08 of Regulation S-X.

Note 6 – Subsequent Events, page 46

9.   Revise to update the date through which you evaluated subsequent events with respect to your interim financial statements. Refer to ASC 855-10.

Signatures, page 59

10.   We note your response to prior comment 21. Please revise to identify your controller or principal accounting officer. Refer to the signatures section of Form S-1.

You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224, or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488, if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Jeff Kauten, Attorney-Advisor, at (202) 551-3447, or in his absence, me at (202) 551-3457, with any other questions. If you require further assistance, please contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel
Office of Information Technologies
and Services

cc: John Heskett, Esq.
        Heskett & Heskett